

Mail Stop 4561

October 27, 2006

Lorne Walker
Chief Financial Officer
DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120

> **Re: DigitalFX International, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on October 5, 2006**
> **File No. 333-136855**
>
> **Form 10-KSB for fiscal year ended December 31, 2005**
> **Filed March 23, 2006**
> **Forms 10-QSB for fiscal quarters ended March 31, and June 30, 2006**
> **Filed May 12, and August 15, 2006, respectively**
> **File No. 0-27551**

Dear Mr. Walker:

We have reviewed your amended filings and have the following comments. Please note that all of the references to prior comments relate to our comment letter dated September 19, 2006.

General

1. We note that you have added 19,028 shares to the registration statement and two additional selling shareholders while several selling shareholders have been dropped from the table. We note further that Vision Opportunity Master Fund, one of the two new selling shareholders, purchased its shares from existing shareholders in a private transaction on October 5, 2006. Please tell us what exemption from registration you relied upon for the transfer. Also, please tell us in your response the names of the shareholders who transferred the shares to Vision Opportunity Master Fund.

Risk Factors

Our Senior Management's Limited Experience Managing a Publicly Traded Company . . . page 9

2. Please refer to prior comment 17. Consistent with your disclosure, please revise the subheading to state clearly that your senior management had no experience managing a publicly traded company prior to serving as your executive officers.

Management's Discussion and Analysis

Results of Operations

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005, page 15

3. Please refer to prior comment 24. You state that the increase in sales volume is due primarily to a nearly 9-fold increase in new affiliates in the six months ended June 30, 2006 as compared to the same period in 2005. Clarify whether management considers this significant increase in the number of affiliates to be a trend that is expected to continue in future years, perhaps based on the nature of the commission structure. Alternatively, explain whether a special campaign was undertaken or other special efforts made to boost the number of new affiliates in a manner whereby the rate of increase is not expected to be maintained over time.

4. Please refer to prior comment 25. Consistent with your response, please disclose the fact that you have not experienced any material changes in the price of your products.

5. Please explain what you mean by more "lucrative" commission payments. State the percentage increase or maximum range of increase that affiliates receive as they advance in rank.

Business

Corporate History, page 21

6. Please refer to prior comment 27. Please state the value of the of the shares underlying the Series A preferred shares that were issued in exchange for the all of the outstanding membership interests of VMdirect from the VMdirect Members. Also, state the maximum percentage of control that was represented by the approximately 21 million underlying shares at the time of the transaction.

7. Please refer to prior comment 27. Please disclose that Keating Securities, which is controlled by Kevin R. Keating's son, Timothy Keating, introduced the five proposed reverse merger candidates to the company. State whether any consideration was paid to Keating Securities in connection with these introductions and disclose any relationship between Keating Securities and each of the six reverse merger entities.

Management, page 29

8. Please refer to prior comment 42. We reissue our comment in part. Please identify in the prospectus the companies identified in your response as blank check or public shell companies for which Mr. Keating served or serves as a manager or board member. State the number of public shell company reverse acquisitions in which Mr. Keating has been involved and the period during which the reverse acquisitions occurred.

Certain Relationships and Related Transactions, page 37

9. Please refer to prior comment 47. Please state the value of the services rendered by Woodman Management Corporation for which you issued 243,121 shares of common stock. Also state the material terms of the warrants such as the exercise price. Provide similar disclosure for the services rendered by Gary Freeman.

Principal and Selling Shareholders, page 33

10. Please refer to prior comment 50. Please provide disclosure in the selling shareholder table that is consistent with your response regarding Mr. Keating's status as an affiliate of a broker-dealer and whether he acquired his shares with a view to distribute them. Explain why this share issuance is not listed under recent sales of unregistered securities pursuant to Item 701 of Regulation S-B and where we may find his service agreement pursuant to which the shares were issued.

Part II

Indemnification of Directors and Officers

11. We reissue prior comment 52. Your response notwithstanding, it appears that you continue to qualify your summary of the governing indemnification provisions in its entirety by reference to the documents you cite. Please remove this qualification from the prospectus.

Recent Sales of Unregistered Securities

12. Please refer to prior comment 54. For the December 31, 2005 securities issuances to 11 consultants and other advisors, state whether the recipients were sophisticated or accredited.

Exhibits

13. Please refer to prior comment 56. We are unable to concur with your assertion that the voting agreement need not be filed pursuant to Item 601(b) of Regulation S-B on the basis that the company is not a party to the agreement. Item 601(b)(10)(A) requires that you file "any contract to which directors, officers . . . [or] security holders named in the registration statement . . . are parties" other than as excepted by the item. KRM Reverse Merger Fund is a named selling security holder while Craig Ellins and Amy Black are officers of the company. Accordingly, please file the voting agreement as an exhibit to the registration statement.

Undertakings

14. We note that you have included the undertaking relating to Rule 430B, however, it does not appear that paragraph (g)(1) of the rule applies to your offering. Please advise us of the basis for your reliance on this rule. If you are unable to satisfy the requirements of 430B, please provide the undertaking specified by Item 512(g)(2) of Regulation S-B, which relates to Rule 430C.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

For all comments or questions, please contact Maryse Mills-Apenteng at 202-551-3457. In her absence, please contact the undersigned at 202-551-3730.

Sincerely,



Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 818-474-8603
        Gregory Akselrud, Esq.
        Stubbs Alderton & Markiles, LLP